May 5, 2006



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0406

Attention: Barbara C. Jacobs, Assistant Director
           Maryse Mills-Apenteng, Division of Corporate Finance
           Marc Shuman, Division of Corporate Finance

           Re: Direct Insite Corp.
               Registration Statement on Form SB-2
               Amendment No. 1 filed on December 8, 2005
               File No. 333-128039

               Form 10-KSB for the year ended December 31, 2004
               Form 10-QSB for the periods ended March 31 and June 30, 2005 File No. 0-20660

Ladies and Gentlemen:

     Following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission (the "SEC") set forth in its letter dated January 3, 2006 with respect to the above-referenced documents filed by Direct Insite Corp. (the "Company" or "Direct Insite"). Supplemental information provided to you in this letter is based upon information and/or documentation provided by the Company. The numbers of the Company's responses parallel the numbers in your January 3, 2005 comment letter. . Since the Company has now filed its Form 10KSB for the year ended December 31, 2005, which incorporates the Staffs' comments, we have not amended any prior '34 Act filings.

Securities and Exchange Commission
May 5, 2006
Page - 2 -



Form SB-2
---------

General
-------

1. The Company has removed the interest shares from the registration statement..

Item 8A.  Controls and Procedures, page __
--------------------------------------------

2. The Company has revised the disclosure regarding the conclusions of its Board of Directors as now set forth in its recently filed Form 10KSB for the year ended December 31, 2005.

Notes to Consolidated Financial Statements
------------------------------------------
Note 2 - Significant Accounting Policies
----------------------------------------
Revenue Recognition, page F-9
-----------------------------

     In response to the Staff's comment as it relates to the Company's revenue recognition process and SOP 81-1, the Company recognizes revenue in two categories, Application Service Provider ("ASP") Services and Custom
     Engineering Services. Each of these arrangements is under separate contracts and is viewed as separate profit centers.

     ASP Services consists of data processing using the Company's ASP software solution in the form of on line presentment of customers' invoices to their customers and payment systems (Invoice Online or IOL). The customer is charged a fixed rate on a per use basis or a fixed fee is determined by estimated monthly invoice presentment volumes based on contractually agreed upon terms ( with no adjustment for under/over usage). These arrangements are on a stand alone basis and are not bundled or part of multiple element arrangements. There are no licensing arrangements of the Company's proprietary software solution and title to the solutions is not transferred to the Company's customers. Revenue from these services is recognized in the period the service is provided. As noted in our previous response, in ASP service arrangements the customer has no contractual right to the software. SOP 97-2 states in paragraph 66, "Revenue allocated to the service element should be recognized as the services are provided or, if no pattern of pattern of performance is discernable, on a straight-line basis over the period during which the services are performed. As such these revenues are not recognized pursuant to SOP 81-1.

     Custom Engineering involves modifying the base IOL solution to meet custom specifications and or additional functionality requirements of customers. This work is performed pursuant to separate contracts or agreements with customers for each customization project and is separate and distinct from the ASP Services. These customization services have specific required

Securities and Exchange Commission
May 5, 2006
Page - 3 -


     deliverables. These types of arrangements vary in size, term and complexity on a project by project basis. The Company evidences the achievement of its contractual deliverable through the form of customer acceptance. It has been the Company's policy to recognize revenue upon the receipt of customer acceptance of achieving these contractual milestones at the lesser of the milestone amount or the percentage of completion of the contract.

     SOP 97-2 paragraph 7 states "if an arrangement to deliver software or a software system, either alone or together requires significant production, modification, or customization of software, the entire arrangement should be accounted for in conformity with Accounting Research Bulletin (ARB) No 45, Long-Term Construction-Type Contracts, using the relevant guidance herein and in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts." SOP 97-2 goes on in paragraphs 63-65 to state that "Certain arrangements include both software and service elements (other than PCS- related services). The services may include training, installation, or consulting. Consulting services often include implementation support, software design or development, or the customization or modification of the licensed software.

If an arrangement includes such services, a determination must be made as to whether the service element can be accounted for separately as the services are performed. Paragraph 65 discusses the criteria that must be considered in making such a determination. If the nature of the services is such that the service element does not qualify for separate accounting as a service, contract accounting must be applied to both the software and service elements included in the arrangement. Paragraphs 74 through 91 of this SOP address the application of contract accounting to software arrangements. Paragraph 74 states "If an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification, or customization of software, the service element does not meet the criteria for separate accounting set forth in paragraph 65. The entire arrangement should be accounted for in conformity with RB No. 45, using the relevant guidance in SOP 81-1"

In order to account separately for the service element of an arrangement that includes both software and services, sufficient vendor-specific objective evidence of fair value must exist to permit allocation of the revenue to the various elements of the arrangement (as discussed in paragraphs 10 and 12). Additionally, the services (a) must not be essential to the functionality of any other element of the transaction and (b) must be described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services."

Paragraph  69  goes  on  further  to  state   "Software   should  be  considered

Securities and Exchange Commission
May 5, 2006
Page - 4 -


off-the-shelf software if it can be added to an arrangement with insignificant changes in the underlying code and it could be used by the customer for the customer's purposes upon installation. Actual use by the customer and performance of other elements of the arrangement is not required to demonstrate that the customer could use the software off-the-shelf. If significant modifications or additions to the off-the-shelf software are necessary to meet the customer's purpose (for example, changing or making additions to the software, or because it would not be usable in its off-the-shelf form in he customer's environment), the software should be considered core software for purposes of that arrangement. If the software that is included in the arrangement is not considered to be off-the-shelf software, or if significant modifications or additions to the off-the-shelf software are necessary to meet the customer's functionality, no element of the arrangement would qualify for accounting as a service, and contract accounting should be applied to both the software and service elements of the arrangement."

The Company's custom engineering engagements are single contractual arrangements involving significant modification or customization of the Company's own propriety software that is not purchased by the customer but rather used in an ASP arrangement. The customization work must be completed in order to use the Company's IOL in an ASP environment. Again, the ASP and Customization Services are services entered into under separate contract whose amounts are determined using vendor-specific evidence and as such are accounted for separately. As such the Company believes that it is appropriate to account for its Custom Engineering Services (and Custom Engineering only) using contract accounting following the guidance issued under SOP 81-1.

Form 10-QSB For The Fiscal Quarter Ended September 30, 2005
-----------------------------------------------------------

3. The Company has revised the disclosure to comply with the guidance set forth in item 308(c) of Regulation S-B as now set forth in its recently filed Form 10KSB for the year ended December 31, 2005. The revised disclosure states the following:

     "Since the date of the most recent evaluation of the Company's internal controls by the Chief Executive and Chief Financial Officers, there have been no changes in such controls or in other factors that could have materially affected, or is reasonably likely to materially affect, those controls, including any corrective actions with regard to significant deficiencies and material weaknesses."

Securities and Exchange Commission
May 5, 2006
Page - 5 -

     Please call me at (516) 433-1200 if you have any questions you wish to discuss with us concerning this letter or any of the enclosed materials.

                                    Very truly yours,


                                    /s/ David H. Lieberman
                                        David H. Lieberman


cc: Michael J. Beecher
    Chief Financial Officer
    and Secretary